UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number:000 52247
CUSIP Number: 518294107

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: June 30, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Latitude 360, Inc.

Full Name of Registrant

Former Name if Applicable

6022 San Jose Blvd.

Address of Principal Executive Office (Street and Number)

 Jacksonville, FL 32217

City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed the registrant has limited cash resources and liquidity, and has been exploring various alternatives on how to fund working capital needs and institute cost reduction efforts. The registrant’s current lack of sufficient cash resources, lack of financing, delays in shipments of certain products coupled with the corresponding delays in receipt of expected revenue from the sale of such products, and the imposition of stricter payment terms from certain of its suppliers, continue to constrain the registrant’s liquidity and operations. In January 2015, the registrant’s Chief Financial Officer resigned, and the registrant’s Chief Executive Officer currently acts as the registrant’s principal financial officer.

As a result, because the registrant's management continues to devote considerable attention to addressing the registrant's financial and liquidity issues and because of its lack of a full-time Chief Financial Officer, the registrant is unable to complete its financial statements for its Quarterly Report on Form 10-Q for the period ended June 30, 2015 within the prescribed time period without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alan Greenstein	904	730-0011
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

X Yes No

Form 10-K Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014, Form 10-Q Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended March 31, 2015 and Form 11-K Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes x No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the registrant has not completed its financial statements for the quarterly period ended June 30, 2015, the registrant anticipates significant changes in its results of operations compared to the corresponding period of 2014 will be reflected by the earnings statement to be included in its Form 10-Q for the quarterly period ended June 30, 2015. The registrant currently expects that its revenue will decrease by 39% to 44% and 35% to 40%, respectively, for the three and six months ended June 30, 2015 compared to the same periods in 2014, before considering the effects of the presentation of discontinued operations. This expected change is primarily due to the deconsolidation of its variable interest entity. The registrant expects that its operating loss from continuing operations will increase by 9% to 16% and its net loss will increase 1% to 8% for the three months ended June 30, 2015 compared to the same period in 2014, before considering the effects of the presentation of discontinued operations. The registrant expects that its operating loss from continuing operations will improve by 26% to 33% and its net loss will improve 30% to 37% for the six months ended June 30, 2015 compared to the same period in 2014, before considering the effects of the presentation of discontinued operations. Since the financial statements for the quarterly period ended June 30, 2015 are not yet completed, actual results may differ materially from its current expectations.

                             Latitude 360, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2015	By:	/s/ Alan Greenstein
Name: Alan Greenstein
Title: Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).